October 2, 2017

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549

Re:	Can-Fite BioPharma Ltd.
Registration Statement on Form F-3
File No. 333-220644

VIA EDGAR

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Can-Fite BioPharma Ltd. (the “Registrant”) hereby respectfully requests that the effectiveness of the Registration Statement on Form F-3 (File No. 333-220644) of the Registrant (the “Registration Statement”) be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time, on October 4, 2017 or as soon thereafter as may be practicable.

The Registrant hereby confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities specified in the Registration Statement. The Registrant hereby acknowledges that:

●	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The undersigned respectfully requests that it be notified of the effectiveness of the Registration Statement by telephone call to our counsel, McDermott Will & Emery LLP, by calling Gary Emmanuel at (212) 547-5541. The Company hereby authorizes Mr. Emmanuel to orally modify or withdraw this request for acceleration.

Please also provide a copy of the Commission’s order declaring the Registration Statement effective to Mr. Emmanuel via email to gemmanuel@mwe.com or facsimile to (212) 547-5444 and via mail at 340 Madison Avenue, New York, NY 10173.

Very truly yours,

CAN-FITE BIOPHARMA LTD.

By:	/s/ Pnina Fishman
Name: Pnina Fishman, Ph.D.
Title: Chief Executive Officer

cc: Gary Emmanuel (McDermott Will & Emery LLP)

10 Bareket Street, Kiryat Matalon, P.O. Box 7537, Petach Tikva, 49170, Israel
Tel: +972 3 9241114 Fax: +972 3 9249378 E-mail: info@canfite.co.il